

Mail Stop 7010

June 17, 2009

Mr. Franco Baseotto
Executive Vice President, CFO and Treasurer
Foster Wheeler AG
Perryville Corporate Park
Clinton, NJ 08809

> **RE: Form 10-K for the fiscal year ended December 26, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have reviewed your response letter dated June 8, 2009 and have the following additional comment. If you disagree with the comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

1. We have reviewed your response to prior comment 8 from our letter dated May 28, 2009. We note that you have disclosed in your statement of changes in equity a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest. However, it does not appear that you included the non-vested share-based compensation awards subject to redemption in your reconciliation. Even though your redeemable equity is classified separate from permanent equity on the balance sheet, it is considered equity, although temporary, for purposes of SFAS 160. In order to conform to the disclosure

requirements set forth in SFAS 160, please revise to also present a reconciliation at the beginning and the end of the period of the carrying amount of your temporary equity. You should not combine the redeemable equity and the nonredeemable equity in a single reconciliation. Please revise your presentation in future filings accordingly.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief